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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         COMPUTER SCIENCES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         COMPUTER SCIENCES CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   20536310-4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                            ------------------------

                                   Copies to:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by CAI Computer Services Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding Shares (as hereinafter defined) of Computer Sciences Corporation, a Nevada corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Computer Sciences Corporation. The address of the principal executive office of the Company is 2100 East Grand Avenue, El Segundo, California 90245. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $1.00 per share, including associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated February 17, 1998, filed with the Securities and Exchange Commission (the "Commission") by Purchaser (as amended, the "Schedule 14D-1"), relating to an offer by Purchaser to purchase all of the issued and outstanding Shares for an amount equal to $108.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998, and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). As set forth in the Schedule 14D-1, the principal executive office of Purchaser and Parent is located at One Computer Associates Plaza, Islandia, NY 11788.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

     (b) Reference is made to the information contained under the captions "Election of Directors -- Compensation of Directors," "Proposed 1997 Nonemployee Director Stock Incentive Plan" and "Executive Compensation" in, and in Appendix A to, the Company's proxy statement dated July 2, 1997 relating to the Company's 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement"), the relevant portions of which are filed as Exhibit (c)(1) hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company's executive officers, directors or affiliates or (ii) Purchaser and its executive officers, directors or affiliates.

  Supplemental Executive Retirement Plan.

     Effective as of February 2, 1998, the Company amended and restated its Supplemental Executive Retirement Plan (the "SERP"), which was described in the Company's 1997 Proxy Statement. The following summary of the material amendments to the SERP is qualified in its entirety by reference to the full text of the SERP, as amended and restated, a copy of which is filed as Exhibit (c)(2) to this Schedule 14D-9 and is incorporated herein by reference.

     Change in Control Provisions. The definition of "Change in Control" in the SERP was expanded to include a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which does not result in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, provided that the outstanding voting securities of the Company immediately prior to such business combination (or, if applicable, the securities of the Company into which such voting securities are converted as a result of such

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business combination) represent less than 50% of the voting power of the Company immediately following such business combination.

     The amendments to the SERP redefine "involuntary separation" (the occurrence of which within 36 months following a Change in Control entitles a participant to certain benefits under the SERP) to include voluntary separation for "Good Reason." Voluntary separation for Good Reason is defined in the SERP as the participant's separation from the Company within six months of the occurrence of any of the following without the participant's express written consent: (i) a substantial change in the nature, or diminution in the status, of the participant's duties or position from those in effect immediately prior to the Change in Control; (ii) a reduction in the participant's annual base salary from that in effect or, from any increases approved prior to the Change in Control; (iii) a reduction in the overall benefits provided to the participant by the Company from the amounts in effect on, or, from any increases approved prior to the Change in Control; (iv) a termination of, or reduction in the participant's participation under, any stock option or other incentive compensation plan in effect immediately prior to the Change in Control, where the participant is not offered the opportunity to participate in an alternative incentive plan of reasonably equivalent value; (v) a reduction in the number of paid vacation days per year available to the participant or a material reduction or elimination of any perquisite enjoyed by the participant immediately prior to the Change in Control; (vi) a relocation of the participant's principal place of employment to greater than 35 miles from his previous place of employment; (vii) a material breach by the Company of any stock option or restricted stock agreement; or (viii) conduct by the Company, against the participant's volition, that would cause the participant to commit fraudulent acts or would expose him to criminal liability. For purposes of clauses (ii) through (viii), Good Reason shall not exist if (x) the aggregate value of all compensation received by the participant after the Change in Control is reasonably equivalent to that received or approved to be received prior to the Change in Control or (y) if the reduction in aggregate value is due to reduced performance by the Company, the business unit of the Company for which the participant is responsible, or the participant.

     The amendments to the SERP provide that, upon a Change in Control, the Company will transfer to an irrevocable grantor trust (as described in Section 671 of the Internal Revenue Code), assets equal in value to all accrued obligations under the SERP as of the date that is one day after a Change in Control. The Company's obligation to establish and fund such a trust does not affect the Company's obligation to provide supplemental pension payments under the SERP to the extent that such benefits are not paid out of the assets of the trust.

     Amendment and Termination. Prior to the February 2, 1998 amendments, the SERP provided that the amendment, modification, suspension or termination of the SERP following a Change in Control would cause the full vesting of benefits accrued under the SERP to any SERP participant who was a participant prior to the Change in Control. As amended, the SERP provides that it may not be amended, modified, suspended or terminated following a Change in Control without the express written consent of all participants.

     Claim Review Procedure. The amendments to the SERP establish a procedure for the review of claims relating to benefits allegedly owing under the SERP. Any participant who believes that he is owed benefits under the SERP may, within 90 days after such benefits were to have been received, file a request for review of the claim with one of certain designated officers of the Company. If such a request is filed and the claim is denied, the officer with whom the request was filed must notify the claimant of the specific reasons for the denial of the claim. At such time, the claimant will also be advised of his right to appeal the denial of his claim to the Plan Appeal Committee and of the means by which such an appeal should be made. The Plan Appeal Committee is obligated to act upon any appeal made to it within 90 days unless unusual circumstances exist, in which case the Plan Appeal Committee must respond to the appeal within 180 days.

Stock Options and Restricted Stock

     Effective February 2, 1998, the Company amended the terms of certain outstanding stock options and restricted stock, as described below.

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     Amendment of Stock Options. All nonqualified stock options currently held by employees of the Company and its affiliates who are participants in the SERP were amended in the following respects:

          (a) Minimum three-month exercise period after termination of employment. Each option was amended to provide that it will not terminate, or cease to be exercisable to purchase the underlying shares with respect to which it had vested as of the date of the optionee's termination of employment, prior to the earlier of (i) the expiration date of the option or (ii) three months after the date of termination of employment.

          (b) Retirement age reduced from 65 to 62. Each option provided that:
     (i) if the optionee retired, the option would remain exercisable for three years thereafter to purchase the underlying shares with respect to which it had vested as of the date of retirement; and (ii) if the optionee terminated employment prior to retirement age, the option would remain exercisable for three months thereafter to purchase the underlying shares with respect to which it had vested as of the date of termination of employment. Each option was amended to reduce the retirement age from 65 to 62.

          (c) Certain determinations to be made by continuing members of the Compensation Committee. Each option provided that unless the Compensation Committee of the Board of Directors determined otherwise within 10 business days thereafter, the option would become exercisable in full upon the date that any person became the beneficial owner of 30% or more of the outstanding Common Stock. Each option was amended so that this determination may only be made by vote of a majority of the directors of the Company who are, and immediately prior to such event were, members of the Compensation Committee.

          (d) Amendment of definition of Change in Control. Each option defined "Change in Control" as the first to occur of the following events: (i) the dissolution or liquidation of the Company; (ii) a sale of substantially all of the property and assets of the Company; (iii) a reorganization, merger or consolidation of the Company the consummation of which results in the outstanding securities of any class then subject to the option being exchanged for or converted into cash, property and/or securities not issued by the Company; (iv) any date upon which the directors of the Company who were nominated by the Board of Directors for election as directors cease to constitute a majority of the directors of the Company or (v) a change of control of the Company of the type required to be disclosed in a proxy statement pursuant to Item 6(e) (or any successor provision) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each option was amended to add the following additional event (the "Additional Event"): a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which does not result in the outstanding securities of any class then subject to the option being exchanged for or converted into cash, property and/or securities not issued by the Company, provided that the outstanding voting securities of the Company immediately prior to such business combination (or, if applicable, the securities of the Company into which such voting securities are converted as a result of such business combination) represent less than 50% of the voting power of the Company immediately following such business combination.

          (e) Acceleration of option upon Change of Control. Each option provided that if the optionee's employment with the Company or any of its subsidiaries were voluntarily or involuntarily terminated within three years after a Change of Control, then (i) the portion of the option that had not vested on or prior to the date of termination of employment would fully vest on such date and (ii) the option would remain exercisable until the earliest of the third anniversary of such date, the expiration date of the option, or, if applicable, the first anniversary of the optionee's death. Each option was amended to provide that upon a Change of Control:
     (1) the portion of the option that has not vested on or prior thereto will fully vest on such date and (2) the option will remain exercisable until the earliest of the third anniversary of such date, the expiration date of the option, or, if applicable, the first anniversary of the optionee's death.

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     All nonqualified stock options which are currently held by employees of the
Company and its affiliates who are not participants in the SERP, and which were granted by the Company under its 1978, 1980, 1984, 1987, 1990, 1992 or 1995
Stock Incentive Plans, other than options granted pursuant to Schedules approved by the taxing authorities in the United Kingdom or France, were amended in the same manner as described in clauses (a), (b) and (c) above, and were also amended as described below:

          (x) Additional event causing acceleration of option. Each option provided that unless the Compensation Committee of the Board of Directors determined otherwise, the option would become exercisable in full upon the approval of any of the following three types of transaction by the Board and the stockholders of the Company: (i) the dissolution or liquidation of the Company, (ii) a sale of substantially all of the property and assets of the Company or (iii) a reorganization, merger of consolidation of the Company the consummation of which would result in the outstanding securities of any class then subject to the option being exchanged for or converted into cash, property and/or securities not issued by the Company. Each option was amended to add the Additional Event described in clause (d) above as a fourth type of transaction the approval of which has the effect described in the preceding sentence.

     Amendment of Restricted Stock. All restricted stock currently held by employees of the Company and its affiliates who are participants in the SERP was amended in the following respects:

          (a) Certain determinations to be made by continuing members of the Compensation Committee. All such restricted stock provided that unless the Compensation Committee of the Board of Directors determined otherwise within 10 business days thereafter, all restrictions imposed upon the restricted stock would lapse if any person became the beneficial owner of 30% or more of the outstanding Common Stock. All restricted stock was amended so that this determination may only be made by vote of a majority of the directors of the Company who are, and immediately prior to such event were, members of the Compensation Committee.

          (b) Lapse of restrictions upon a Change of Control. All such restricted stock provided that if the holder's employment with the Company or any of its subsidiaries were voluntarily or involuntarily terminated within three years after any of the events described in clauses (d)(i),
     (ii), (iii), (iv) or (v) in Amendment of Stock Options above, then all restrictions imposed upon the restricted stock would lapse. All such restricted stock was amended to add the Additional Event described in such clause (d), and to provide that all restrictions imposed upon the restricted stock would automatically lapse upon the first to occur of such events (rather than upon the termination of the holder's employment within three years thereafter).

     All restricted stock which is currently held by employees of the Company and its affiliates who are not participants in the SERP, and which was granted by the Company under its 1990 or 1992 Stock Incentive Plans, was amended in the following respects:

          (x) Certain determinations to be made by continuing members of the Compensation Committee. All such restricted stock provided that all restrictions imposed upon the restricted stock would lapse upon the occurrence of any of the following events: (i) unless the Compensation Committee of the Board of Directors determined otherwise within ten business days thereafter, the first date upon which any person became the beneficial owner of 30% or more of the outstanding Common Stock; (ii) any date upon which the directors of the Company who were nominated by the Board of Directors for election as directors cease to constitute a majority of the directors of the Company, unless, prior to such date, the Board of Directors shall determine otherwise; or (iii) a change in control of the Company of the type required to be disclosed in a proxy statement pursuant to Item 6(e) (or any successor provision) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, unless, prior to such change in control, the Board of Directors shall determine otherwise. All restricted stock was amended so that the determination described in clause (i) above may only be made by vote of a majority of the directors of the Company who are, and immediately prior to such event were, members of the Compensation Committee.

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          (y) Lapse of restrictions upon a Change in Control. All such restricted stock provided that unless the Compensation Committee of the Board of Directors determined otherwise, all restrictions imposed upon the restricted stock would lapse upon any of the events described in clauses
     (d)(i), (ii) or (iii) in Amendment of Stock Options above. All such restricted stock was amended to add the Additional Event described in such clause (d).

  Deferred Compensation Plan

     The Company has a Deferred Compensation Plan (as amended and restated to date, the "Deferred Compensation Plan"). The following summary of the material terms of the Deferred Compensation Plan is qualified in its entirety by reference to the full text of the Deferred Compensation Plan, a copy of which is filed as Exhibit (c)(5) hereto and is incorporated herein by reference. The Deferred Compensation Plan permits nonemployee members of the Company's Board of Directors and certain designated officers and employees of the Company to defer into a deferred compensation account some or all of such person's retainer, consulting fees, committee fees and meeting fees (in the case of a nonemployee director) or such person's annual bonus pursuant to the Company's Annual Management Incentive Plan (in the case of officers or employees) pursuant to an election made by such person no later than the last day of the next preceding fiscal year. The annual rate of return credited to each deferred compensation account equals 120% of the 120-month rolling average yield on a ten-year U.S. Treasury Note, calculated as of December 31 of the preceding year. The full value of the deferred compensation account becomes payable upon death, retirement after the person turns 62 or upon termination prior to retirement. Up to the full value may be withdrawn within three years of a Change in Control (in which event a 5% withdrawal penalty applies), in the event of certain hardship events (in which event no penalty applies) or otherwise (in which event a 10% withdrawal penalty applies).

     "Change in Control" is defined as (a) the acquisition by any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act), as beneficial owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the then outstanding securities of the Company, (b) a change during any period of two (2) consecutive years of a majority of the Board as constituted as of the beginning of such period, unless the election of each director who was not a director at the beginning of such period was approved by vote of at least two-thirds of the directors then in office who were directors at the beginning of such period, (c) a sale of substantially all of the property and assets of the Company, (d) a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which results in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, (e) a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which does not result in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, provided that the outstanding voting securities of the Company immediately prior to such business combination (or, if applicable, the securities of the Company into which such voting securities are converted as a result of such business combination) represent less than 50% of the voting power of the Company immediately following such business combination, or (f) any other event constituting a change in control of the Company for purposes of Schedule 14A of Regulation 14A under the Exchange Act.

     Upon a Change in Control, the Company will transfer to an irrevocable grantor trust (as described in Section 671 of the Internal Revenue Code), assets equal in value to all accrued obligations under the Deferred Compensation Plan as of the date that is one day after a Change in Control. The Company's obligation to establish and fund such a trust does not affect the Company's obligation to provide benefits payments under the Deferred Compensation Plan to the extent such benefits are not paid out of the assets of the trust.

  Severance Plan.

     On February 2, 1998, the Company's Board of Directors adopted the Computer Sciences Corporation Severance Plan for Senior Management and Key Employees (the "Severance Plan"). The following summary of the Severance Plan is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference.

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     The Severance Plan provides for certain payments to covered employees
("Participants") in the event of a change in control of the Company. The payment is a multiple of the Participant's annual base salary plus the average annual incentive bonus over the three years prior to the Participant's termination of employment. The multiple is two for all Participants except Mr. Honeycutt, whose multiple is three. Participants are also entitled to receive medical and similar benefits for a period of years equal to the applicable multiple (two or three). On February 2, a total of 17 Participants (including Mr. Honeycutt) were designated to be eligible for benefits under the Severance Plan.

     Payments are to be made under the Severance Plan if a Participant has a voluntary employment termination for "Good Reason" within 24 months following a Change in Control (as defined in the SERP) or an involuntary employment termination other than for cause within 36 months following a Change in Control. In addition, Mr. Honeycutt is entitled to payments under the Severance Plan if he has a voluntary employment termination, with or without "Good Reason," during the thirteenth month following a Change in Control. No payments under the Severance Plan are due if a Participant's employment is terminated for cause or because of death or disability.

     "Good Reason" is defined generally to include a substantial change or diminution in duties or position, a reduction in annual base salary, a reduction in the aggregate value of all other benefits (subject to certain exceptions), or a relocation of the Participant's principal office of more than 35 miles.

     The Severance Plan further provides that the Company will reimburse Participants for any and all excise taxes which must be paid by the Participants as a consequence of a Change in Control of the Company.

     On February 18, 1998, the Company's Board of Directors authorized Mr. Honeycutt to designate up to 150 additional employees as Participants entitled to the benefits described above (with the multiple being two). The benefits would be payable to these additional employees, however, only if the Change in Control resulted in Parent directly or indirectly controlling the Company. As of the date hereof, an additional 135 employees have been designated as Participants under the Severance Plan on the basis described in this paragraph.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The Board of Directors of the Company presently expects to meet on Friday, February 27, 1998 to consider the Offer. As of the date hereof, the Board has not yet met to consider or act upon the Offer. Accordingly, at this time the Company has not yet made any recommendation to its stockholders regarding the Offer, but as previously disclosed publicly, will do so on or before March 2, 1998.

     On February 10, 1998, the Company received a widely publicized letter from Parent in which Parent's Chairman proposed that Parent and the Company enter into a consensual merger in which the Company's stockholders would receive $108 per share in cash. The Company scheduled a Board of Directors meeting for February 18, 1998 to consider this proposal. On Sunday, February 15, 1998, an investment banker employed by Parent orally advised the Company's financial advisor that Parent would be prepared to pay $114 per share in cash for the Company's outstanding Shares if a negotiated transaction were completed promptly. Subsequently, the Company received another widely publicized letter from Parent, which made reference to such conversation. Monday, February 16, 1998, was a Federal holiday. On the morning of February 17, 1998, Parent issued a press release in which it stated that it had filed with the SEC a Schedule 14D-1 and a Preliminary Solicitation and Proxy Statement, as part of a tender offer for the Company. In fact, Parent did not file its Schedule 14D-1 and Preliminary Proxy Statement until approximately 5:20 p.m. on Tuesday, February 17, 1998.

     On February 18, 1998, the Company's Board of Directors met to consider Parent's consensual merger proposal. Neither the Company's Board of Directors nor its financial or legal advisors had, by that time, completed their review of Parent's 181 page Schedule 14D-1 filed the previous night.

     After receiving the advice of the Company's financial and legal advisors, and after a thorough discussion among members of the Board concerning the advantages, disadvantages, risks and problems associated with Parent's consensual merger proposal, the Board of Directors voted unanimously to reject it. The Board of

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Directors was aware, in taking such action, of the indication by Parent's investment banker that in a negotiated transaction the cash consideration to the Company's stockholders could be $114 per share.

     On February 19, 1998, the Company issued a press release and released a letter from the Company's Chairman and CEO, Van B. Honeycutt, to Parent's Chairman and CEO. The press release and the letter stated that, in the opinion of the Company's Board, Parent's proposal for a consensual merger did not represent fair value for the Company's stockholders and that any effort to combine the Company and Parent would not make business sense. A copy of the press release is attached hereto as Exhibit (a)(1). A copy of the letter is attached hereto as Exhibit (a)(2). With respect to the value component of the Board's decision, Mr. Honeycutt's letter stated that:

          "We believe that CSC has far greater near- and long-term prospects than are reflected in your bid. Based on our assessment of CSC's opportunities for growth and revenues and earnings per share, and the potential such growth has to effect significant appreciation in our stock price, we do not believe your offer rewards our shareholders for the true value of their investment. In addition, your offer fails to recognize that CSC shareholders own a unique asset that is impossible to replicate in the information technology marketplace.

          "CSC is in robust financial condition with a compound annual growth rate of 20.4% in revenue over the past five years and a 26.3% increase in income before special items for the same period. We have larger gains in market share and revenue than our primary competitor in 15 of the last 16 quarters. We have won or implemented $6.7 billion in large outsourcing contracts over the past 12 months and our pipeline of major new business prospects is extremely promising.

          "CSC is on course to grow our business in all of our markets through strong internal growth and an acquisition strategy designed to enhance our growth in geographical markets, key vertical industries and specialized service segments."

     With respect to the conclusion of the Board that the combination of the Company and Parent would not make business sense, Mr. Honeycutt's letter stated that:

          "CSC's strong financial condition, as reflected by our 'A' credit rating, is critical to our ability to secure the large, long-term outsourcing contracts that are key to growth in IT services. A combined CSC and CA would be irresponsibly leveraged and thus have a much lower credit rating and be at a distinct disadvantage in the competition for such business.

          "CSC's ability to provide independent solutions is a threshold issue for customers who demand platform neutrality. This neutrality would be severely compromised if CSC were to be acquired by CA and, as a result, we would lose substantial credibility in the marketplace. You have already stated publicly that you would redirect the efforts of many CSC employees to sales and service of CA's software products, a prospect that both our customers and employees would find unacceptable.

          "More than 25% of CSC's total anticipated revenues for fiscal 1999 are derived from outsourcing contracts that contain change in control provisions which would allow customers who are concerned about such issues to move to another services firm. We have already been notified by a number of such clients that they would either exercise such provisions or curtail or reduce the flow of new business to CSC should a CA takeover occur. In addition, software critical to CSC's data centers and other operations is licensed to CSC under contracts which are terminable by the licensor if CA acquires CSC.

          "The most important asset of Computer Sciences is our people. They create sustainable, competitive advantage and customer satisfaction and revenue generation, and are the best in the business. It is widely recognized that CSC and CA have dramatically different cultures, and it is clear that many of the very assets you are trying to buy -- our employees -- will decline to join your company.

          "Our Board of Directors and our management are committed to maximizing the value of our stockholders' investment, consistent with the highest standards of responsibility to our customers and

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     employees. Consistent with our fiduciary duty to stockholders, we are always prepared to give serious consideration to strategic options which fairly reflect the value of our corporation and which make business sense. Clearly, your offer does neither."

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Goldman, Sachs & Co. ("Goldman Sachs") and J.P. Morgan Securities Inc. ("J.P. Morgan") have been retained by the Company to act as its financial advisors with respect to the acquisition proposal which Parent has made for the stock of the Company; Goldman Sachs also has been retained as financial advisor to assist the Company in responding to any other acquisition proposals it may receive or any other attempts to acquire control of the Company. Pursuant to the terms of their engagement letters, Goldman Sachs and J.P. Morgan will receive the following fees for their services:

          (a) a quarterly retainer fee of $2,500,000 for Goldman Sachs and $1,000,000 for J.P Morgan, payable on the first day of each three-month period during which they provide such services; and

          (b) a fee of $10,000,000 for Goldman Sachs and $4,000,000 for J.P. Morgan (with the quarterly retainer fees paid under clause (a) above credited on a one-time basis against such fees), payable on February 11, 1999 and February 13, 1999, respectively, in the event that Parent has not, directly or indirectly, become the beneficial owner of more than 50% of the outstanding Shares on or prior to such date.

     The Goldman Sachs engagement letter also provides that in the event that the Company determines to undertake a specific transaction in which all or a majority of the Company is sold to another person or persons, Goldman Sachs will have the right to act on the Company's behalf in connection with such transaction on customary terms and conditions, including customary fee provisions. The J.P. Morgan engagement letter provides that in the event the Company determines to proceed with a sale, merger, consolidation, business combination, or certain other specified transactions, during the term of the engagement the Company will enter into an amendment to the engagement letter providing for fees to J.P. Morgan in an amount to be determined after taking into account the results obtained and the custom and practice among investment bankers acting in similar transactions.

     The Company has also agreed to reimburse Goldman Sachs and J.P. Morgan for their reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Goldman Sachs and J.P. Morgan and certain related persons against certain liabilities in connection with their engagement.

     Goldman Sachs and J.P. Morgan have each in the past been retained by the Company to render investment banking and advisory services, and each has received reasonable and customary compensation for such services.

     The Company has also retained Bozell Sawyer Miller Group ("BSMG") as a public relations advisor in connection with the Offer, and has retained Morrow & Co., Inc. ("Morrow") to assist the Company in communicating with its stockholders and to provide other services in connection with the Offer. The Company has agreed to pay BSMG and Morrow reasonable and customary compensation for such services, reimburse them for their reasonable out-of-pocket expenses and provide customary indemnities.

     Except as described above, neither the Company nor any person on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations to security holders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) On February 2, 1998, the Board of Directors of the Company declared a 2-for-1 stock split in the form of a 100% stock dividend with respect to its common stock, par value $1.00 per share (the "Common Stock") payable on March 23, 1998 to the holders of record of Common Stock on March 2, 1998.

     On February 18, 1998, the Board of Directors of the Company authorized and declared a dividend of one preferred stock purchase right (a "New Right") for each share of Common Stock. The dividend is payable on

February 27, 1998 to the holders of record of Common Stock as of the close of business on such date. The New Rights will be issued pursuant to a Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "New Rights Agreement"), a copy of which was included as Exhibit 10.23 to the Form 8-A filed by the Company with the Commission on February 25, 1998. The following summary of the New Rights Agreement is qualified in its entirety by reference to the full text of the New Rights Agreement, a copy of which is filed as Exhibit
(c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     On February 18, 1998, the Board of Directors of the Company also amended the first sentence of Section 3(a) of the Rights Agreement dated as of December 21, 1988, as amended and restated as of August 1, 1996, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Old Rights Agreement"), in order to add the following additional language at the end of such sentence:

     "provided, however, that, notwithstanding anything to the contrary in the foregoing definition of the 'Distribution Date,' clause (ii) of the definition does not apply to the tender offer commenced by CAI Computer Services Corp. on February 17, 1998."

     A copy of the Old Rights Agreement, as amended and restated effective February 18, 1998 is attached as Exhibit (c)(15) hereto and is incorporated herein by reference in its entirety.

     In addition, the Board of Directors indicated that it will redeem the Old Rights promptly after the dividend of the New Rights has been paid.

     The following executive officers of the Company effected the following transactions in the Shares during the past 60 days. No other executive officer, director, affiliate or subsidiary of the Company effected any transaction in the Shares during such period.

          (i) Van B. Honeycutt, Chairman, President and Chief Executive Officer, exercised a stock option and purchased 4,200 Shares for $15.25 per Share on February 20, 1998, the last day prior to the expiration of the option. Mr. Honeycutt retained the Shares acquired upon such exercise.

          (ii) C. Bruce Plowman, Vice President, Corporate and Marketing Communications, exercised a stock option and purchased 3,000 shares of Common Stock for $39.25 per share on January 6, 1998. Mr. Plowman sold these 3,000 shares for $85.06 per share in an open market sale later that day.

     (b) To the best knowledge of the Company, all of its executive officers and directors presently intend to hold, and not tender to Purchaser, all of the Shares which they hold of record or beneficially own.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) The Board has not yet met to consider the Offer. Such a Board meeting is presently scheduled for February 27, 1998. No negotiation has been or is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company. In light of the fact that the Board has not yet met to consider the Offer, no decision has, as yet, been made whether to undertake such negotiations in the future.

     (b) Other than the Board resolution adopted at the February 18, 1998 meeting of the Board to declare a dividend of Rights to acquire shares of the Company's Preferred Stock described in Item 6(a) hereof, there is no transaction, Board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in clauses (1), (2), (3) or (4) of Item 7(a) hereof.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     At a meeting on February 16, 1998, the Board adopted an amendment to the Company's Bylaws "opting out" of the "Control Shares" provisions of the Nevada General Corporation Law. The "Control Shares" provisions deny voting rights to shares acquired by a person, with reference to percentage thresholds stated in the provisions, unless a sufficient number of other shares are voted in favor of restoring such voting rights. At its February 18, 1998 meeting, the Board adopted a number of other amendments to the Company's Bylaws designed to protect against hasty, ill-considered, actions to disrupt, remove or replace the Company's Board of Directors with employees of Parent in advance of the Annual Meeting of Stockholders. The amendments are also intended to assure that within the limits of applicable Nevada law the Board of Directors will retain reasonable discretion in scheduling the Annual Meeting in order to assure adequate time for stockholders to be fully informed concerning the Offer and all other alternatives which may be available to them. In addition, the Bylaw amendments conform the provisions for indemnification of directors and officers to provisions covering the same subject set forth in the Restated Articles of Incorporation, and more generally remove or mitigate certain ambiguities in the Bylaws, as they existed prior to such amendments. A copy of the Amended and Restated Bylaws is attached hereto as Exhibit (c)(6).

     The following paragraphs are intended to briefly summarize the substantive changes made in the several Bylaw amendments. They are subject in all respects to the exact language of the amended Bylaws, as set forth in Exhibit (c)(6).

     The amendment of Article II, Section 2 of the Bylaws deletes language from the former provision stating that annual meetings of the stockholders shall be held on the second Monday in August, or at such other time and date as the Board of Directors shall determine. As amended, the reference to the second Monday in August is deleted. The amendment of Article II, Section 3 of the Bylaws removes the ability of holders of a simple majority of the Common Stock to call a special meeting of stockholders, except for a special meeting called to elect directors if an Annual Meeting has not been held for 18 months or if directors were not elected at the last Annual Meeting. The amendment of Article II,
Section 6, which states the general majority voting requirement for action by stockholders, conforms the Bylaws to the Nevada General Corporation Law and adds an explicit cross-reference to supermajority provisions elsewhere in the Bylaws.

     The amendment of Article II, Section 10 increases from 75% to 90% the number of shares required for action by written consent of the stockholders. The amendment of Article II, Section 12 adds a 120-day advance notice requirement for stockholder proposals to be considered at an Annual Meeting. The amendment of Article III, Section 1 removes certain language considered superfluous. The amendment of Article III, Section 2 removes a provision in the Bylaws, as they existed prior to such amendments, pursuant to which the Board could remove any director for cause. The amendment also removes language taken from the Nevada General Corporation Law concerning the 2/3 supermajority of shares required to remove a director of a Nevada corporation. The amendment further provides that, because the Company's charter provides for cumulative voting in the election of directors, the proportion of the outstanding shares required to remove any director must be no less than the proportion equal to (a) one minus (b) the ratio of (x) one divided by (y) the sum of one plus the authorized number of directors. It is the Company's position that such interpretation is consistent with applicable Nevada law, although the Company is aware that Parent has made a contrary assertion in the Nevada federal court lawsuit described in the following paragraph. The amendment of Article III, Section 7 provides that 24 hours' notice is required for special meetings of the Board, if such notice is given orally, or by telegraph, facsimile, or electronic means instead of three days' notice as previously required. The amendment of Article VII revises the indemnification provisions of the Bylaws to mirror the provisions of the Company's Restated Articles of Incorporation. The amendment of Article VIII,
Section 1 requires the affirmative vote of more than 80% of the outstanding stock in order to amend or repeal Bylaws by stockholder action.

     From the time that Parent publicly commenced its efforts to acquire the Company, a number of lawsuits involving the Company have been filed. As noted in response to Item 4, on February 10, 1998, Parent sent and publicly disclosed a letter in which it proposed to acquire the Company. On February 11, 1998 a class action lawsuit was filed in Clark County, Nevada district court seeking to enjoin the proposed merger transaction from occurring. Other class action lawsuits were filed in subsequent days by the same counsel seeking contrary relief. On February 17, 1998, the same date on which it filed its Schedule 14D-1 and its Preliminary Solicitation and Proxy Statement, Parent filed suit in the United States District Court for the District of Nevada, captioned Computer Associates International, Inc. v. Computer Sciences Corporation (Case No. CV-S-98-00278-LDG), seeking (i) a declaratory judgment that "Computer Associates Schedule 14D-1 complies with applicable federal law," (ii) to enjoin the Company from amending its Bylaws in certain respects, (iii) to order the Company to redeem its "poison pill" and to make the provisions of the Nevada Business Combination Statute inapplicable to the Offer by approving the Offer, and (iv) a declaration that certain sections of the Bylaws, in conjunction with certain sections of the Nevada General Corporation Law, inter alia permit a vote or consent of holders of a majority of the outstanding shares of the Company to amend the Bylaws, permit Parent, with the vote of two-thirds of the outstanding voting shares of the Company, to remove a sufficient number of directors to designate a majority of the Board, permit a majority of the Company's stockholders to fill vacancies of removed directors or additional seats on the Board by written consent, prohibit the Company from setting the record date for determining stockholders entitled to give written consents and agent solicitations, require that the Company hold its annual meeting on August 10, 1998 and certain other matters. A copy of Parent's Complaint and Parent's Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief are attached hereto as Exhibits (c)(7) and (c)(8), respectively. A copy of Parent's brief in support of such Motion and on the merits of the relief requested is attached hereto as Exhibit (c)(9).

     On February 23, 1998, the Company filed its Response of Defendant Computer Sciences Corporation to Plaintiff Computer Associates International, Inc.'s Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief. The Response, inter alia, pointed out that the amendments adopted to the Company's Bylaws on February 16, 1998 and February 18, 1998 had rendered moot all of the claims in Parent's Complaint other than Parent's claim that its filings with the Securities and Exchange Commission were in compliance with all applicable federal law. The Response also stated that Parent's positions regarding corporate governance had no merit even under the pre-amendment Bylaws. A copy of the Response is attached hereto as Exhibit (c)(10).

     Also on February 23, 1998, Parent filed with the United States District Court for the District of Nevada its Supplemental and Amended Complaint. The Supplemental and Amended Complaint seeks emergency delaratory relief to void the amendments to the Company's Bylaws and to determine definitively the legality of Parent's Proxy Solicitation. Parent also sought an injunction against the use of a "poison pill" and other anti-takeover measures and certain other unspecified actions. A copy of the Supplemental and Amended Complaint is attached hereto as Exhibit (c)(11).

     Also on February 23, 1998, the Company filed a lawsuit in the Superior Court of the State of California for the County of Los Angeles, Central District, captioned Computer Sciences Corporation v. Computer Associates International, Inc., et al.(Case No. BC 186394). This Complaint by the Company included a number of causes of action, including (1) unfair, unlawful, and fraudulent business acts and practices in violation of California Business and Professions Code Sections 17200, et seq., including (a) improper attempt to buy loyalty; (b) attempted economic duress; (c) fraud and deceit; (d) improper intentional interference; and (e) unfair business acts; (2) economic duress; (3) intentional interference with prospective economic advantage and contractual relations; and (4) conspiracy. A copy of the Company's Complaint is attached hereto as Exhibit (c)(12).

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)  Press release issued by the Company dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 2, 1998.+

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.+

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.*

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.*

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.*

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.*

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.*

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.*

(c)(13) Form of Stock Option Agreement.++

(c)(14) Form of Restricted Stock Agreement.++

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+
------------------------

 + Filed herewith.

 * Filed in paper form under cover of Form SE pursuant to a Rule 202(d) Continuing Hardship Exemption.

++ To be filed with an amendment to this Schedule 14D-9

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          COMPUTER SCIENCES CORPORATION

                                          By:     /s/ VAN B. HONEYCUTT

                                            ------------------------------------
                                                      Van B. Honeycutt
                                                  Chairman, President and
                                                  Chief Executive Officer

Dated: February 25, 1998

                                 EXHIBIT INDEX

(a)(1)  Press release issued by the Company dated February 19, 1998.

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective February 2, 1998.

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, dated as of February 2, 1998.

(c)(4) Rights Agreement dated as of February 18, 1998 by and between Computer Sciences Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.

(c)(13) Form of Stock Option Agreement

(c)(14) Form of Restricted Stock Agreement

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.